UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00672	Date examination completed: October 31, 2018

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: OHA Investment Corporation
4. Address of principal executive office (number, street, city, state, zip code): 1114 Avenue of the Americas, 27th Floor, New York, New York 10036

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

January 18, 2019

We as members of management of OHA Investment Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2018 and from July 31, 2018 through October 31, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2018 and from July 31, 2018 through October 31, 2018, with respect to securities reflected in the investment account of the Company.

OHA Investment Corporation

By: /s/ Cory Gilbert
Cory Gilbert
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors of
OHA Investment Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that OHA Investment Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 31, 2018. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2018, and with respect to agreement of security purchases and sales, for the period from July 31, 2018 (the date of our last examination), through October 31, 2018:

•	Count and inspection of all securities located in the vault of Wells Fargo Bank in Minneapolis, Minnesota;

•	Confirmation of all securities held by institutions in book entry form with Wells Fargo Bank;

•	Reconciliation of all such securities to the books and records of the Company and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Jefferies' records; and

•	Agreement of all security purchases and all security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management's assertion that OHA Investment Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2018, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of OHA Investment Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Dallas, Texas
January 18, 2019